

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Mr. Donny Smith
President
Segway IV Corp.
213 South Oak Avenue
Owatonna, MN 55060

      Re: Segway IV Corp.
             Amendment No. 2 to Item 4.01 Form 8-K
             Filed March 4, 2011
             Response Letter dated March 4, 2011
             File No. 000-30327

Dear Mr. Smith:

      We have completed our review of your filing and do not have any further comments at this time.

                       Sincerely,

                       /s/Tia Jenkins

                       Tia Jenkins
                       Senior Assistant Chief Accountant
                       Office of Beverages, Apparel and
                       Health Care Services